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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

(CHECK ONE):  / / Form 10-K    / / Form 20-F    / / Form 11-K     /X/ Form 10-Q
                                / /  Form N-SAR

             For Period Ended: August 31, 1996

             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended: _________________________________


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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
                   PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I -- REGISTRANT INFORMATION

     Evergreen International Aviation, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     3850 Three Mile Lane
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Address of Principal Executive Office (STREET AND NUMBER)

     McMinnville, Oregon 97128
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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/X/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Due to limited financial personnel, the Company's continuing negotiations with capital noteholders and its restructuring efforts, the Company has been unable to finalize the financial statements necessary to be included in the Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Sehar S. Ahmad                  (503)              727-2000
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                (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                              /X/ Yes / / No
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(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes / / No

                                      -2-

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 See Exhibit A

                   Evergreen International Aviation, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          October 15, 1996          By          /s/ D. Michael Clark
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                        ATTENTION

               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                   FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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                                         EXHIBIT A

     During the six months ended August 31, 1996 net income is expected to be approximately $2.5 million compared to $43.5 million during the six months ended August 31, 1995. The primary reason for the significant change in net income was extraordinary gains realized from the sale of the Company's all-cargo China route in August 1995 and the sale of two DC8-73 aircraft in March 1995, representing a total of $85.5 million in before tax income during the 1995 reporting period.